UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WIX.COM LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Ordinary Shares, NIS 0.01 par value
(Title of Class of Securities)

M98068105
(CUSIP Number of Class of Securities)

Naama Kaenan, Adv.
General Counsel
Wix.com Ltd.
5 Yunitsman St.
Tel Aviv, 6936025 Israel
+972 (3) 545-4900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Joshua G. Kiernan, Esq. Latham & Watkins LLP 99 Bishopsgate London EC2M 3XF, UK +44 20 7710-5820	Copies to: Benjamin J. Cohen, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 +1 212 906-1200	Tuvia J. Geffen, Adv. Naschitz, Brandes, Amir & Co., Advocates 5 Tuval St. Tel Aviv, 6789717 Israel +972 (3) 623-5000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐          third-party tender offer subject to Rule 14d-1.
☒          issuer tender offer subject to Rule 13e-4.
☐          going-private transaction subject to Rule 13e-3.
☐          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐          Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐          Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Wix.com Ltd., an Israeli company (“Wix” or the “Company”), with the Securities and Exchange Commission on March 5, 2026 (as amended and supplemented, the “Schedule TO”) relating to the offer by the Company to purchase up to $1,750,000,000 in aggregate purchase price of its issued and outstanding ordinary shares, par value NIS 0.01 per share (the “Shares”), at a price not greater than $92.00 nor less than $80.00 per Share, as defined in the Offer to Purchase (defined below), to the tendering holders in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2026, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Tender Offer”).

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. The purpose of this Amendment is to amend and supplement the Schedule TO.  Only those items amended are reported in this Amendment. Except as explicitly provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged.  This Amendment should be read together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

ITEM 11.          ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

(d)          On April 3, 2026, the Company issued a press release announcing the final results of the Tender Offer, which expired at one (1) minute after 11:59 p.m., New York City time, on April 1, 2026. A copy of the press release is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.

ITEM 12.          EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

EXHIBIT NUMBER	DESCRIPTION

(a)(5)(D)	Press Release Announcing Final Results of Modified Dutch Auction Tender Offer, dated April 3, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WIX.COM LTD.

Date: April 3, 2026	By:	/s/ Naama Kaenan
Name: Naama Kaenan
Title: General Counsel